Mail Stop 6010

August 8, 2006

Mr. Stephen L. Rohde
President
Premier Indemnity Holding Company
3001 N. Rocky Point Dr. – Suite 200
Tampa, Florida 33607

Re: **Premier Indemnity Holding Company**
        Amendment No. 2 to Form SB-2 Registration Statement
        File No. 333-132482

Dear Mr. Rohde:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to comment 2. However, the cross reference to the risk factor disclosure is still run together with other disclosure. Please revise the page so that the cross reference stands out from the remainder of the disclosure.

Description of Business – page 23

The Company – page 23

Continuing Challenges of Hurricanes – page 25

2.   On page 26 you state that it is unlikely you will be able to obtain an A.M. Best rating for
        at least three to five years, and until then, you plan on obtaining a rating from Demotech,
        Inc. Please explain what this entity is, what sorts of ratings it gives and how it will meet
        your needs. We may have further comment.

General

3.   We acknowledge your response to comment 29 of our letter dated June 28, 2006, as well
        as your inclusion of a balance sheet as of June 30, 2006 and statements of operations and
        cash flows for the six months ended June 30, 2006. Prior to requesting acceleration of
        effectiveness, please refer to Items 310(g) and 310(b) of Regulation S-B and amend your
        filing to include a statement of operations for the three months ended June 30, 2006 and
        statements of operations and cash flows for the comparable prior year period from April
        1, 2005 through June 30, 2005. Additionally, please include an updated consent report
        from your independent accountants.

Balance Sheet as of June 30, 2006 (Unaudited), page F-2

4.   Please revise your balance sheet to correctly reflect the par value of your common stock
        as $0.0001/share, as indicated on page 45. Please also revise your December 31, 2005
        balance sheet accordingly.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3: Long-term debt, page F-9

5.   On page 45, you disclose that you issued $5,500 promissory notes both to EMH Advisory
        Services, Inc. and Akron Associates, both of which you specify as due in full on April 11,
        2008. This appears to contradict your note disclosure on page F-9, which specifies the
        due date for both notes as March 1, 2008. Please clarify this discrepancy for us or revise
        your disclosure accordingly.

Note 5: Common stock, page F-10

6.   On both page 45 and in note 5 to your audited December 31, 2005 financial statements, you disclose that you issued 33,625,000 shares of your common stock on February 2, 2006. However, in note 5 to your unaudited June 30, 2006 financial statements, you disclose that you issued 8,800,000 of your common stock on February 2, 2006 and 24,825,000 shares of your common stock on May 15, 2006. Please clarify this discrepancy for us or revise your filing accordingly.

Part II

Exhibits

7.   We have considered your response to comment 28. You say that the language used in the purchase orders "will serve to protect the Company's interests." If you retain the language, please also include a legend on the purchase orders that specifically indicates that the representations that the purchaser has: 1) reviewed the prospectus, 2) identified the person(s) who solicited the purchase and 3) that the persons identified were the only persons who solicited the purchase, do not in any way constitute waivers of the investor's rights under the federal securities laws.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Amy Bruckner at 202-551-3657 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William M. Aul, Esq.
        7676 Hazard Center Drive – Suite 500
        San Diego, CA 92108